UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 8, 2021

Commission File Number: 001-40352

Genius Sports Limited

(Translation of registrant’s name into English)

Genius Sports Group

9th Floor, 10 Bloomsbury Way

London, WC1A 2SL

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 8, 2021, Genius Sports Limited (the “Company”) issued an interim report for the six month period ended June 30, 2021. A copy of the interim report is attached hereto as Exhibit 99.1.

In addition, on September 8, 2021, the Company issued a press release announcing the second quarter 2021 financial results for the Company. A copy the press release is attached hereto as Exhibit 99.2.

EXHIBITS

Exhibit No.	Description

99.1	Genius Sports Limited interim report for the six month period ended June 30, 2021.

99.2	Press release dated September 8, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS SPORTS LIMITED

Date: September 8, 2021	By:	/s/ Mark Locke
	Name:	Mark Locke
	Title:	Chief Executive Officer